Exhibit 12.1
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
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(thousands of dollars)                                                     Year Ended September 30,                    Six Months
                                                        ------------------------------------------------------------     Ended
                                                         1997          1998         1999         2000       2001     March 31, 2002
                                                        ---------------------------------------------------------------------------
Fixed Charges Computation
  Interest expensed and capitalized                     $   594      $ 2,220       $4,178     $  3,603    $    145      $    224
  Amortized premiums, discounts, and capitalized
    expenses related to indebtedness                      1,429        2,046        2,075        3,034          79             -
  Reasonable approximation of interest within
    rental expense                                           32           47          131           26          20             8
                                                        -------      -------       ------     --------    --------      --------
Total Fixed Charges                                       2,055        4,313        6,384        6,663         244           232

Preferred equity dividends                                  189          337          466          378         113             -
                                                        -------      -------       ------     --------    --------      --------
Total Fixed Charges and Preferred Equity Dividends      $ 2,244      $ 4,650       $6,850     $  7,041    $    357      $    232
                                                        =======      =======       ======     ========    ========      ========


Earnings Computation
Pre-tax income from continuing operations before
  adjustment for minority interests in consolidated
  subsidiaries or income or loss from equity investees  $(9,253)    $(10,916)    $(28,402)    $  8,642    $ 14,468      $ 14,617
Plus
  Fixed charges                                           2,244        4,650        6,850        7,041         357           232
Minus
  Interest capitalized                                      378        1,390            -            -           -             -
                                                        -------      -------       ------     --------    --------      --------
Total Earnings                                          $(7,387)    $ (7,656)    $(21,552)    $ 15,683    $ 14,825      $ 14,849
                                                        =======     ========     ========     ========    ========      ========

Ratio of Earnings to Combined Fixed Charges and
  Preferred Stock Dividends                                N/A          N/A          N/A          2.23       41.53         64.00
    Dollar amount of Deficiency                         $(9,631)    $(12,306)    $(28,402)        N/A         N/A           N/A
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